EXHIBIT 11- Statement Re: Computation of Per Share Earnings

CARROLLTON BANCORP

	Three Months Ended June 30		Six Months Ended June 30

	2001	2000	2001	2000

Average shares outstanding - Basic	2,707,733	2,745,876	2,707,733	2,758,192

Average shares outstanding - Diluted	2,707,733	2,745,876	2,707,733	2,758,192

Net income	526,894	460,850	1,032,065	886,414

Earnings per share: Basic	$0.19	$0.17	$0.38	$0.32

Earnings per share: Diluted	$0.19	$0.17	$0.38	$0.32